UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

                         INFORMATION TO BE INCLUDED IN
               STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
                        AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                          The Boyds Collection, Ltd.
                          ___________________________
                               (Name of Issuer)

                   Common Stock, par value $.0001 per share
                   ________________________________________
                        (Title of Class of Securities)

                                  103354 10 6
                                 ____________
                                (CUSIP Number)

                                 March 4, 1999
                                ______________
            (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /_/  Rule 13d-1(b)
     /_/  Rule 13d-1(c)
     /_/  Rule 13d-1(d)

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 103354 10 6


               1)    Name of Reporting Person
                     S.S. or I.R.S. Identification No. of Above
                     Person:

                     KKR 1996 Fund L.P.

               2)    Check the Appropriate Box if a Member of a      (a) /_/
                     Group (See Instructions):                       (b) /x/

               3)    SEC Use Only

               4)    Citizenship or Place of Organization:  Delaware

  Number of    5)    Sole Voting Power:  32,987,654
    Shares
 Beneficially  6)    Shared Voting Power:  0
   Owned by
     Each      7)    Sole Dispositive Power:  32,987,654
  Reporting
 Person With   8)    Shared Dispositive Power:

               9)    Aggregate Amount Beneficially Owned by Each
                     Reporting Person:  32,987,654

              10)    Check Box if the Aggregate Amount in Row (9)
                     Excludes Certain Shares (See Instructions):     /_/

              11)    Percent of Class Represented by Amount in
                     Row (9):  53.3%

              12)    Type of Reporting Person (See Instructions):  PN








                             (Page 2 of 14 Pages)
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CUSIP No. 103354 10 6


                 1)   Name of Reporting Person
                       S.S. or I.R.S. Identification No. of Above
                       Person:

                       KKR Associates 1996, L.P.

                 2)   Check the Appropriate Box if a Member of      (a) /_/
                       a Group (See Instructions):                   (b) /x/

                 3)   SEC Use Only

                 4)   Citizenship or Place of Organization:   Delaware

   Number of     5)   Sole Voting Power:  32,987,654
     Shares
  Beneficially   6)   Shared Voting Power:  0
    Owned by
 Each Reporting  7)   Sole Dispositive Power:  32,987,654
  Person With
                 8)   Shared Dispositive Power:  0

                 9)   Aggregate Amount Beneficially Owned by Each
                       Reporting Person:  32,987,654

                10)   Check Box if the Aggregate Amount in Row (9)
                       Excludes Certain Shares (See Instructions):       /_/

                11)   Percent of Class Represented by Amount in
                       Row (9):  53.3%

                12)   Type of Reporting Person (See Instructions):  PN









                             (Page 3 of 14 Pages)
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CUSIP No. 103354 10 6


                 1)   Name of Reporting Person
                       S.S. or I.R.S. Identification No. of Above
                       Person:

                       KKR 1996 GP L.L.C.

                 2)   Check the Appropriate Box if a Member of a   (a) /_/
                       Group                                        (b) /x/

                 3)   SEC Use Only

                 4)   Citizenship or Place of Organization:  Delaware

   Number of     5)   Sole Voting Power:  32,987,654
     Shares
  Beneficially   6)   Shared Voting Power:  0
    Owned by
 Each Reporting  7)   Sole Dispositive Power:  32,987,654
  Person With
                 8)   Shared Dispositive Power:  0

                 9)   Aggregate Amount Beneficially Owned by Each
                       Reporting Person:  32,987,654

                10)   Check Box if the Aggregate Amount in Row
                       (9) Excludes Certain Shares (See
                       Instructions):                               /_/

                11)   Percent of Class Represented by Amount in
                       Row (9):  53.3%

                12)   Type of Reporting Person (See Instructions):  OO








                             (Page 4 of 14 Pages)
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CUSIP No. 103354 10 6


                  1)    Name of Reporting Person
                         S.S. or I.R.S. Identification No. of Above
                         Person:

                         KKR Partners II, L.P.

                  2)    Check the Appropriate Box if a Member of a   (a) /_/
                         Group (See Instructions):                    (b) /x/

                  3)    SEC Use Only

                  4)    Citizenship or Place of Organization:   Delaware

    Number of     5)    Sole Voting Power:  1,589,353
     Shares
  Beneficially    6)    Shared Voting Power:  0
    Owned by
 Each Reporting   7)    Sole Dispositive Power:  1,589,353
   Person With
                  8)    Shared Dispositive Power:  0

                  9)    Aggregate Amount Beneficially Owned by Each
                         Reporting Person:  1,589,353

                 10)    Check Box if the Aggregate Amount in Row (9)
                         Excludes Certain Shares (See Instructions):     /_/

                 11)    Percent of Class Represented by Amount in
                         Row (9):  2.6%

                 12)    Type of Reporting Person (See Instructions):  PN









                             (Page 5 of 14 Pages)
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CUSIP No. 103354 10 6


                  1)   Name of Reporting Person
                        S.S. or I.R.S. Identification No. of Above
                        Person:

                        KKR Associates (Strata) L.P.

                  2)   Check the Appropriate Box if a Member of a   (a) /_/
                        Group (See Instructions):                    (b) /x/

                  3)   SEC Use Only

                  4)   Citizenship or Place of Organization:  Delaware

    Number of     5)   Sole Voting Power:  1,589,353
     Shares
  Beneficially    6)   Shared Voting Power:  0
    Owned by
 Each Reporting   7)   Sole Dispositive Power:  1,589,353
   Person With
                  8)   Shared Dispositive Power:  0

                  9)   Aggregate Amount Beneficially Owned by Each
                        Reporting Person:  1,589,353

                 10)   Check Box if the Aggregate Amount in Row
                        (9) Excludes Certain Shares (See Instructions):  /_/

                 11)   Percent of Class Represented by Amount in
                        Row (9):  2.6%

                 12)   Type of Reporting Person (See Instructions):  PN




                             (Page 6 of 14 Pages)
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CUSIP No. 103354 10 6


                  1)  Name of Reporting Person
                       S.S. or I.R.S. Identification No. of Above
                       Person:

                       Strata LLC

                  2)  Check the Appropriate Box if a Member of a       (a) /_/
                       Group (See Instructions):                        (b) /x/

                  3)  SEC Use Only

                  4)  Citizenship or Place of Organization:  Delaware

    Number of     5)  Sole Voting Power:  1,589,353
     Shares
  Beneficially    6)  Shared Voting Power:  0
    Owned by
 Each Reporting   7)  Sole Dispositive Power:  1,589,353
   Person With
                  8)  Shared Dispositive Power:  0

                  9)  Aggregate Amount Beneficially Owned by Each
                       Reporting Person:  1,589,353

                 10)  Check Box if the Aggregate Amount in Row (9)
                       Excludes Certain Shares (See Instructions):      /_/

                 11)  Percent of Class Represented by Amount in
                       Row (9):  2.6%

                 12)  Type of Reporting Person (See Instructions):  OO









                             (Page 7 of 14 Pages)
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                                 SCHEDULE 13G


Item 1(a).     Name of Issuer:

          The Boyds Collection, Ltd.

Item 1(b).     Address of  Issuer's Principal Executive Offices:

          350 South Street
          McSherrystown, PA  17344

Item 2(a).     Name of Persons Filing:

          KKR 1996 Fund L.P.
          KKR Associates 1996, L.P.
          KKR 1996 GP L.L.C.
          KKR Partners II, L.P.
          KKR Associates (Strata) L.P.
          Strata LLC

Item 2(b).      Address of Principal Business Office or, if None, Residence:

          c/o Kohlberg Kravis Roberts & Co.
          9 West 57th Street
          New York, NY  10019

Item 2(c).     Citizenship:

          Delaware

Item 2(d).     Title of Class of Securities:

          Common Stock, par value $.0001 per share

Item 2(e).     CUSIP Number:

          103354 10 6

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a) /_/ Broker or dealer registered under Section 15 of the Exchange Act.

          (b) /_/   Bank as defined in section 3(a)(6) of the Exchange Act.

                             (Page 8 of 14 Pages)
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          (c) /_/   Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.

          (d) /_/ Investment company registered under Section 8 of the Investment Company Act.

          (e) /_/ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) /_/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) /_/ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) /_/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) /_/ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) /_/   Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

          If this statement is filed pursuant to Rule 13d-1(c), check this box. /_/

Item 4.   Ownership.

          (a)  Amount Beneficially Owned

               KKR 1996 Fund L.P. ("Fund L.P.") holds directly, and has sole voting and dispositive power with respect to, 32,987,654 shares of Common Stock. As the general partner with voting and investment control of Fund L.P., KKR Associates 1996, L.P. ("Associates 1996 L.P.") may be deemed to be the beneficial owner of the shares of Common Stock held by Fund L.P. As the sole general partner of Associates 1996 L.P., KKR 1996 GP L.L.C. ("GP L.L.C.") also may be deemed to be the beneficial owner of the shares of Common Stock held by Fund L.P.

               KKR Partners II, L.P. ("Partners II L.P.") holds directly, and has sole voting and dispositive power with respect to, 1,589,353 shares of Common Stock. As the general partner with voting and investment control of Partners II L.P., KKR Associates (Strata) L.P. ("Associates (Strata) L.P.") may be deemed to be the beneficial owner of the shares of Common Stock held by Partners II

                             (Page 9 of 14 Pages)
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          L.P.  As the sole general partner of Associates (Strata) L.P.,
          Strata LLC also may be deemed to be the beneficial owner of the shares of Common Stock held by Partners II L.P.

               Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Scott M. Stuart, Clifton S. Robbins and Edward A. Gilhuly are the members of each of GP L.L.C. and Strata LLC, and in such capacity may be deemed to share beneficial ownership of any securities beneficially owned by GP L.L.C. or Strata LLC, but each of the members disclaim any such beneficial ownership of Common Stock.

          (b)  Percent of Class

               See Item 11 of each cover page, which is based upon Item 5 of each cover page. See Item 4(a).

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote

                    See Item 5 of each cover page.

               (ii)  shared power to vote or to direct the vote

                    See Item 6 of each cover page.

               (iii)  sole power to dispose or to direct the disposition of

                    See Item 7 of each cover page.

               (iv)  shared power to dispose or to direct the disposition of

                    See Item 8 of each cover page.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
     following  [   ].




                             (Page 10 of 14 Pages)
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Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

Item 8.   Identification and Classification of Members of the Group.

               Not applicable.

Item 9.   Notice of Dissolution of Group.

               Not applicable.

Item 10.  Certifications.

               Not applicable.






























                             (Page 11 of 14 Pages)
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                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       KKR 1996 FUND L.P.

                                       By:  KKR Associates 1996, L.P.,
                                            general partner

                                       By:  KKR 1996 GP L.L.C., general
                                            partner


                                       By:  /s/  Salvatore Badalamenti
                                            ______________________________
                                            Name:  Salvatore Badalamenti
                                            Title:  Attorney-in-fact for
                                                    Henry R. Kravis

                                       KKR ASSOCIATES 1996, L.P.

                                       By:  KKR 1996 GP L.L.C., general
                                            partner


                                       By:  /s/  Salvatore Badalamenti
                                            ______________________________
                                            Name:  Salvatore Badalamenti
                                            Title:    Attorney-in-fact for
                                                      Henry R. Kravis

                                       KKR 1996 GP L.L.C.


                                       By:  /s/  Salvatore Badalamenti
                                            ______________________________
                                            Name:  Salvatore Badalamenti
                                            Title:  Attorney-in-fact for
                                                    Henry R. Kravis






                             (Page 12 of 14 Pages)
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                                       KKR PARTNERS II, L.P.

                                       By:  KKR Associates (Strata) L.P.,
                                            general partner

                                       By:  Strata LLC, general partner


                                       By:  /s/  Salvatore Badalamenti
                                            ________________________________
                                            Name:  Salvatore Badalamenti
                                            Title:   Attorney-in-fact for
                                                     Henry R. Kravis

                                       KKR ASSOCIATES (STRATA) L.P.

                                       By:  Strata LLC, general partner


                                       By:  /s/ Salvatore Badalamenti
                                            ________________________________
                                            Name:  Salvatore Badalamenti
                                            Title:   Attorney-in-fact for
                                                     Henry R. Kravis

                                       STRATA LLC


                                       By:  /s/  Salvatore Badalamenti
                                            _______________________________
                                            Name:  Salvatore Badalamenti
                                            Title:   Attorney-in-fact for
                                                     Henry R. Kravis



May 21, 1999













                             (Page 13 of 14 Pages)
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                                   EXHIBITS



Exhibit 1 -    Joint Filing Agreement

Exhibit 2 -    Power of Attorney








































                             (Page 14 of 14 Pages)
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                                                                 Exhibit 1



                            JOINT FILING AGREEMENT

     We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.


                                       KKR 1996 FUND L.P.

                                       By:  KKR Associates 1996, L.P.,
                                            general partner

                                       By:  KKR 1996 GP L.L.C., general
                                            partner


                                       By:  /s/  Salvatore Badalamenti
                                            ________________________________
                                            Name:  Salvatore Badalamenti
                                            Title:    Attorney-in-fact for
                                                      Henry R. Kravis

                                       KKR ASSOCIATES 1996, L.P.

                                       By:  KKR 1996 GP L.L.C., general
                                            partner


                                       By:  /s/  Salvatore Badalamenti
                                            ______________________________
                                            Name:  Salvatore Badalamenti
                                            Title:    Attorney-in-fact for
                                                      Henry R. Kravis

                                       KKR 1996 GP L.L.C.


                                       By:  /s/  Salvatore Badalamenti
                                            ______________________________
                                            Name:  Salvatore Badalamenti
                                            Title:    Attorney-in-fact for
                                                      Henry R. Kravis

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                                       KKR PARTNERS II, L.P.

                                       By:  KKR Associates (Strata) L.P.,
                                            general partner

                                       By:  Strata LLC, general partner


                                       By:   /s/  Salvatore Badalamenti
                                            ________________________________
                                            Name:  Salvatore Badalamenti
                                            Title:    Attorney-in-fact for
                                                      Henry R. Kravis

                                       KKR ASSOCIATES (STRATA) L.P.

                                       By:  Strata LLC, general partner


                                       By:  /s/ Salvatore Badalamenti
                                            ________________________________
                                            Name:  Salvatore Badalamenti
                                            Title:     Attorney-in-fact for
                                                       Henry R. Kravis

                                       STRATA LLC


                                       By:  /s/  Salvatore Badalamenti
                                            _______________________________
                                            Name:  Salvatore Badalamenti
                                            Title:    Attorney-in-fact for
                                                      Henry R. Kravis


May 21, 1999
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                                                                 Exhibit 2



                               POWER OF ATTORNEY


          Know all men by these presents that Henry R. Kravis does hereby make, constitute and appoint Salvatore Badalamenti as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned, (both in the undersigned's individual capacity and as a member of any limited liability company or limited partnership for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange

Commission with respect to any investments of KKR 1996 Fund L.P. or KKR

Associates L.P. (including any amendments or supplements to any reports from schedules previously filed by such persons or entities):  (i) pursuant to

Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended

(the "Act"), including without limitation, Schedules 13D, statements on Form

3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.


                                       /s/ Henry R. Kravis
                                       ________________________
                                       Name:  Henry R. Kravis

January 31, 1997